July 29, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Multi-Manager Alternative Fund

File Nos. 333-239314 and 811-22671

Pre-Effective Amendment No. 1

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, AB Multi-Manager Alternative Fund (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-239314) (the “Amendment”) so that the Amendment is declared effective on July 31, 2020, or as soon as practicable thereafter. Sanford C. Bernstein & Company, LLC and AllianceBernstein Investments, Inc., the principal distributors of the Registrant, hereby join in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Michael A. DeNiro of Willkie Farr & Gallagher LLP at (212) 728-8147.

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                                 Very truly yours,

By:	/s/ Eric C. Freed
	Name:	Eric C. Freed
	Title:	Assistant Secretary

Sanford C. Bernstein & Company, LLC

By:	/s/ David Lesser
	Name:	David Lesser
	Title:	Assistant Secretary

AllianceBernstein Investments, Inc.

By:	/s/ Eric C. Freed
	Name:	Eric C. Freed
	Title:	Assistant Secretary